SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Page

Conference Call in Portuguese

August  13, 2019

14:30 PM (GMT)

13:30 PM (New York time)

18:30 PM (London time)

Phone: (11) 3137-8037

Conference Call in English

August 13, 2019

2:30 PM (GMT)

1:30 PM (New York time)

6:30 PM (London time)

Phones: (11) 3137-8037

(+1) 786 837 9597 (USA)

(+44) 20 3318 3776 (London)

Contact RI:

Ombudsman-ri@eletrobras.com

www.eletrobras.com.br/ri

Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations

Paula Prado Rodrigues Couto

Capital Market Department

Bruna Reis Arantes

Alexandre Santos Silva

Andreia Martins F. Theobaldo

Fernando D'Angelo Machado

Luiz Gustavo Braga Parente

Maria Isabel Brum de A. Souza

Mariana Lera de Almeida Cardoso

Interns

Flávia Alessandra Barbosa Bezerra

Juliana C. M. Cardelli de Oliveira

Introduction	03
I. Analysis of the Consolidated Result	06
II. Analysis of the Parent Company's Result	19
III. General information	23
IV. Anexos: 1. Controlled Financial Information 2. Controlled Financial Analysis 3. Controlled Operational Information and SPEs	34

The Investors Report - Appendices I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website

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Rio de Janeiro, August 12, 2019 - A Eletrobras (Centrais Elétricas Brasileiras S.A.) [B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO e XELTB], the largest company in the Latin American electricity sector, operating in the generation, transmission and commercialization segment, controlling company of 8 subsidiaries, a holding company - Eletropar - a research center - Cepel and holding 50% of Itaipu Binacional and the direct control of 6 Special Purpose Companies, announces its results for the period.

In the first half of 2019 (1H19), Eletrobras posted net income of R$ 6,908 million, 272% higher than the net income of R$ 1,856 million in the first half of 2018 (1H18). The 1H19 profit is composed of Net Income from continuing operations of R$ 1,871 million and Net Income of R$ 5,037 million from discontinued operations (distribution), highlighting the privatization of the distribution company Amazonas Energia, which is no longer consolidated by Eletrobras.

Net Operating Revenue increased by 9.2%, from R$ 11,997 million in 1H18 to R$ 13,095 million in 1H19, highlighting the entry into operation of Amazonas GT TPP Mauá 3 and receipt of GAG Improvement relative to concessions renewed by Law 12,783 / 2013. Ebtida IFRS increased from R$ 6,078 million in 1H18 to R$ 4,287 million in 1H19, strongly impacted by the CCC provision related to credits granted by Amazonas Energia Distribuidora to Eletrobras, in the privatization process, in the amount of R$ 986 million and write-off. of investments made by Chesf, due to the expiration of the concession, in the net amount of about R$ 200 million recurring Net Operating Revenue grew by 8%, from R$ 11,980 million in 1H18 to R$ 12,926 million in 1H19 . Recurring Ebtida went from R$ 6,140 million in 1H18 to R$ 6,034 million in 1H19.

In the second quarter of 2019 (2Q19), Eletrobras posted a net income of R$ 5,561 million, higher than the R$ 1,372 million in the second quarter of 2018 (2Q18). Net income in 2Q19 is composed of Net Income from continuing operations of R$ 301 million and Net Income of R$ 5,260 million from discontinued operations (distribution).

Net Operating Revenue increased by 12%, from R$ 5,913 million in 2Q18 to R$ 6,643 million in 2Q19. Ebtida IFRS went from R$ 3,535 million in 2Q18 to R$ 1,350 million in 2Q19. Recurring Net Operating Revenue grew by 11%, from R$ 5,901 million in 2Q18 to R$ 6,570 million in 2Q19. Recurring Ebtida went from R$ 2,888 million in 2Q18 to R$ 3,113 million in 2Q19 presenting an increase of 7.8%. The  highlights of 2Q19 are presented below:

2Q19 HIGHLIGHTS

»Net Income of R$ 5,561 million;

»Net Operating Revenue of R$ 6,643 million, influenced by the increase in revenue of Amazonas GT by R$ 727 million with the start of supply of CCEAR of TPP Mauá 3, RBSE of R$ 984 million; GAG improvement of R$ 250 million;

»CVM EBITDA of R$ 1,350 million and Recurring Management EBITDA of R$ 3,113 million

»Net Debt / Recurring EBITDA (LTM) at 06/30/2019 = 2.0;

»Gain obtained from the reversal of Amazonas Energia's negative equity, resulting from the privatization process, in the amount of R$ 5,260 million;

»RBSE Fair Value gain, resulting from the variation of the NTN-B discount rate, in the amount of R$ 1,694 million;

»Provision related to CCC credits assigned by Amazonas Energia to Eletrobras, in the amount of R$ 921 million;

»Provisions for contingencies in the amount of R$ 329 million;

»Reversal of onerous contracts of R$ 248 million;

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R$ Million

1H19	1H18%			2H19	2H18%
66.5	67.3	-1.2%	Energy Sold - Generation GWh (1)	49,3	50,3	-2.0%
15,975	14,328	11%	Gross Revenue	8,058	7,089	14%
15,806	14,312	10%	Recurring Gross Revenue (2)	7,985	7,076	13%
13,095	11,997	9%	Net operating revenue	6,643	5,913	12.4%
12,926	11,980	8%	Recurring Net Operating Revenue (2)	6,570	5,901	11%
4,287	6,078	-29%	EBITDA	1,350	3,535	-62%
6,034	6,140	-2%	Recurring EBITDA (3)	3,113	2,888	7.8%
1,871	2,846	-34%	Net Income from Continuing Operations	301	452	-33%
6,908	1,856	272%	Net Profit	5,561	1,372	305%
1,092	1,854	-41%	Investiments	578	978	-41%

(1) Does not consider the energy allocated to quotas of the plants renewed by Law 12,783 / 2013 and exceptionally Itaipu; (2) Procel Retroactive Recipe; (3) Excludes item (2), Extraordinary Retirement Plan (PAE) and Consensus Resignation Plan (PDC) costs, independent investigation expenses, Extraordinary Holding Consulting and Inepar / Furnas lawsuit expenses, retroactive payment to Enel for TUSD Eletronuclear, elimintations adjustments contingency provisions, onerous contracts, Impairment, Provision for investment losses, Provision for investment losses classified as held for sale, Adjustment provisions at market value, Provision relating to Water Refusal Inspection Fee (TFRH), Provision ANEEL CCC; Third Party Debt PCLD with RGR (CCEE onlending); (4) Excludes item (3) and monetary restatement for compulsory.

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ANALYSIS OF CONSOLIDATED RESULTS (R$ million)

1H19	1H18	Statement of income	2Q19	2Q18
10,943	8,776	Generation Revenue	5,321	4,252
4,590	5,329	Transmission Revenue	2,529	2,765
442	223	Other Recipes	208	71
15,975	14,328	Gross Revenue	8,058	7,089
-2,880	-2,331	Deductions from Revenue	-1,415	-1,176
13,095	11,997	Net Operating Revenue	6,643	5,913
-2,864	-2,459	Operational costs	-1,575	-1,358
-4,360	-4,293	Personnel, Material, Services and Others	-2,314	-2,034
-873	-835	Depreciation and amortization	-445	-418
-2,029	198	Operational Provisions	-1,506	785
2,969	4,608		803	2,887
445	635	Shareholdings	102	230
3,414	5,243		905	3,117
89	-860	Financial Result	412	-1,884
3,504	4,383	Income Before Tax	1,317	1,233
-1,632	-1,536	Income tax and social contribution	-1,016	-781
1,871	2,846	Net Income From Continuing Operations	301	452
5,037	-991	Net Loss on Taxes of Discontinued Operations	5,260	919
6,908	1,856	Net Income	5,561	1,372

1S19	1S18	Recurring Statement of income*	2Q19	2Q18
10,930	8,759	Generation Revenue Managerial	5.311	4.240
4,590	5,329	Transmission Revenue Managerial	2.529	2.765
286	223	Other Recipes Managerial	144	71
15,806	14,312	Gross Revenue Managerial	7.985	7.076
-2,880	-2,331	Deductions from Revenue	-1.415	-1.176
12,926	11,980	Net Operating Revenue Managerial	6.570	5.901
-2,851	-2,343	Operational costs Managerial	-1,394	-1,247
-4,027	-3,967	Personal, Material, Services and Others Managerial	-2,139	-1,996
-873	-835	Depreciation and amortization	-445	-418
-276	-165	Operational Provisions Managerial	-26	0,2
4,899	4,670		2,566	2,240
262	635	Shareholdings Managerial	102	230
5,161	5,305		2,668	2,470
341	-1,665	Financial Result Managerial	535	-1,749
5,502	3,640	Managerial income before tax	3,203	721
-1,632	-1,536	Income tax and social contribution	-1,016	-781
3,870	2,104	Managerial net income	2,187	-60

*  Non recurring adjustments mentionend in the highlights.

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I.1 Main variations of DRE

Income Statement Variations (2Q19 x 2Q18)

The 2Q19 Results recorded a 305% variation compared to 2Q18, with a Net Income of R$ 5,561 million in 2Q19, compared to a net income of R$ 1,372 million in 2Q18, in particular due to the following factors:

Operating income

Generation Revenue	2Q19	2Q18%		Variation
Supply of energy for distribution companies	3,567	2,831	26.0

The variation was mainly due to: (i) the increase in revenues of amazonas GT (+ R$ 727 million) related to revenues from independent producers PIES and four gas-fired power plants that were received from Amazonas Distribuidora following the decentralization in December 2018 and beginning supply of CCEAR by Amazonas GT (Mauá 3); (ii) + R$ 105 million in Furnas, for the higher amount of secondary energy in 2019 and increase of ACL by R$ 112 million; (iii) R$ 49 million related to the sale (resale) of energy imported from Uruguay by Holding.

Supply of energy for final consumers	571,4	571,3	0.03

The variation is mainly due: (i) In  Furnas, there was revenue growth mainly due to the new contracts that started supplying after 06/30/2018, which had a positive impact on revenues of R$ 22 million and the price adjustment of contracts in force at the auctions of the Itumbiara, governed by Law 13,182 / 2015, specific to end consumers, resulting in a revenue increase of R$ 7 million, compensatade by (ii) a reduction of around 70 average MW of Chesf in the consumption of industrial customers reached by Law 13,182/2015 (Sobradinho HPP) and problem occurred in the plant of an industrial consumer in the state of Alagoas, in the months May and June / 2019, served by Chesf.

CCEE (short term)	280	199	40.4

The variation is mainly due to the following reason: (i) + R$ 135 million revenue growth in the subsidiary Eletronorte, due to (a) Short-term Market Differences due to the 996 MWm increase in unsold energy surplus, despite the 67% reduction in the average PLD in the period, from R$ 244.66 to R$ 80.22; (b) the impact of GSF (2Q18: 0.6 x 2Q19: 0.87) on revenue was 9% lower than in 2Q18; and (c) the suspension of the application of the FID - unavailability factor, which in 2Q18 represented a 4.27% reduction in the physical guarantee, without application in 2019; (ii) In subsidiary Furnas, the largest amount of secondary energy in 2019, which was partially traded in the ACL and the other portion traded in the short term market, representing a revenue increase of R$ 15 million.

Operating and Maintenance Revenue - Renewable Power Plants by Law 12,783	844	542	55.7

The variation is mainly due to the following reasons: (i) Annual update disclosed through ANEEL Homologation Resolution 2421; (ii) Revision of the GAGs calculation methodology for the 2018-2019 cycle, with increase in the total GAG value with GAG recognition improvement of around R$ 250 million;

Construction Revenue	10	12	-21.5

The variation was mainly due to (i) lower level of investment made in 2019. As regards generation construction revenue, it has an equivalent value in construction expenses and, therefore, has no effect on income.

Transfer Itaipu (see II.3.a)	50	97	-48.8

The variation was mainly due to (i) the variation in the tariff on which the monetary restatement calculated based on the US Commercial Price and Industrial goods indices, and also due to the recognition of the inter-ministerial decree that determines the revenue rom Itaipu.

TOTAL GENERATION REVENUES	5,321	4,252	25.1	The variation was mainly due to the factors explained above.
(-) Construction Revenue from Generation	-10	-12	-21.5
RECURRING GENERATION REVENUES	5,311	4,240	25.3	The variation was mainly due to the factors explained above.

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Transmission Revenues	2Q19	2Q18%		Variation
Revenue from Operation and Maintenance (LT Renovated Law 12.783 / 2013)	1,037	857	21.1

The variation is due to the following reasons: (i) increase of R$ 60 million in subsidiary Furnas mainly due to a 9% increase in CT 062/2001 O&M revenues, with an increase of R$ 34 million (2018 = R$ 367 million and 2019 = R$ 401 million) and RBNI revenue from the same CT062 / 2001, with an increase of R$ 26 million, according to Homologation Resolution 2408/2018; (ii) the effect in 2Q18 of the elimination, in the consolidated, of transactions between group companies of around R$ 199 million.

O & M Revenue	175	212	-17.2

The variation is mainly due to the following reasons: (i) impact on the receipt of RAP from CT 034/2001 (Ibiúna-Bateias), where there was a decrease in RAP from R$ 56 million to R$ 36 million in the period, due to step established in this concession agreement, due to the depreciation of the asset.

Construction Revenue	124	304	-59.2	The variation is mainly due to the lower volume of investments compared to the previous year;
Finance - Return on Investment - RBSE	984	1,265	-22.2

The variation is mainly due to (i) the remuneration of the financial assets of the Existing System Basic Network (RBSE) for renewed transmission lines pursuant to Law 12,783 / 2013, and the decrease in remuneration between periods is due to the beginning of monthly amortization of assets, which began in August 1H17, highlighting Furnas (-R$ 212 million) and Chesf (-R$ 72 million), as per ratification Resolution 2408/2018.

Contractual Revenue - Transmission	209	129	61.7

The variation is mainly due to the following reasons: (i) In subsidiary Chesf, higher recording of remuneration on financial assets due to the entry of new ventures during 2018, highlighting Contract 61 (reinforcements and improvements); (ii) In subsidiary Eletrosul, consolidation, as of September 2018, of SPE TSBE.

TOTAL TRANSMISSION REVENUE	2,529	2,765	-8.6	The variation was mainly due to the factors explained above.

RECURRING TRANSMISSION REVENUE	2,529	2,765	-8.6	The variation was mainly due to the factors explained above.

Other Revenues	2Q19	2Q18%		Variation
Other Revenues	208	71	194

The variation is mainly due to: (i) a gain of R$ 29 million from the sale of Transleste, Transudeste and Transirapé SPEs; (ii) registration of gain on disposal of SPEs of R$ 35.2 million, inherent to the Etau and Uirapuru SPEs; (iii) In subsidiary Eletrosul, recognition in 2Q19 of revenue from studies and technical reports prior to auctions.

(-) Procel Retroactive	-64	0
OTHER REVENUE PRÓ FORM	144	71	103

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Operating Costs and Expenses

OPERATIONAL COSTS	2Q19	2Q18%		Variation
Energy purchased for resale	-466	-306	52.2

The variation was mainly due to: (i) increase R$ 71 million, in the subsidiary Amazonas GT, related to the incorporation of energy purchase agreements from independent producers - PIES in 2Q19. The average price of PIE´s contracts is R$ 733.19 / MWh and the contracted energy is 305 average MW /month. (ii) In Holding, R$ 49 million related to the purchase of energy (for resale) from Uruguay; (iii) In subsidiary Chesf, the amount contracted in 2Q19 increased by approximately 42 average MW due to the seasonality of purchase contracts and average price adjustment of contracts equivalent to R$ 6.63 / MWh.

Charges on the use of electricity	-576	-531	8.3

The variation is mainly due to the reallocation of accounts at Chesf (CHESF G's TUST charge to CHESF T being now accounted for as operating expense - R$ 23.4 million) and the effect of the consolidation of operations between group companies.

Fuel for energy production	-381	-234	62.7	The variation is mainly due to the higher gas consumption by Amazonas GT, relative to Mauá 3 and 4 other gas plants and by independent producers PIES (+184 million).
Construction	-152	-286	-46.9	The variation is mainly due to the reduction in investment value, especially subsidiary Chesf, which posted a reduction of R$ 110 million.
OPERATING COSTS	-1,575	-1,358	16.0	Variation was mainly due to the factors explained above.
(-)(-) CUSD Electronuclear Retroactive / Intercompany non-recurring accounting adjustment	172	99	73.3
(-)Construction of Generation	10	12	-21.5
RECURRING OPERATING COSTS	-1,394	-1,247	11.8	Variation was mainly due to the factors explained above.

OPERATING EXPENSES	2Q19	2Q18%		Variation
Personnel	-1,168	-1,254	-6.8

The variation was mainly due to the cost reduction policy established by the Company, with PAE, PDC, hazardous work and overtime, which even offset the 1.69% readjustment of ACT 2019/2019. The economy still reflects partial effects due to termination dates and temporary health insurance obligations. 820 employees were dismissed in 2018 and 486 in 2019, in addition to the transfer of employees of privatized distributors.

Material	-71	-59	18.8

The variation was mainly due to the Angra 2 stoppage in 2Q19, and in 2018 occurred in 1Q18; and (ii) At subsidiary Eletronorte, growth in sundry expenses related to maintenance of power plants and transmission lines and environmental counterparts (see attachment 2).

Services	-624	-545	14.5

The variation was mainly due to: (i) increase in services by subsidiary Chesf of around R$ 25 million; (ii) At Holding, an increase of R$ 71 million in expenses related to services and consulting, capital restructuring and privatization of distributors.

Others	-452	-176	156.7

The variation was mainly due to: (i) In Amazonas GT, reclassification of credits of R$ 74 million related to the recovery of fuel expenses previously recorded under “Other operating expenses - Recovery of Expenses” to the fuel reduction account; (ii) in Furnas, R$ 60 million related to the INEPAR lawsuit; (iii) R$ 34 million, in the SPE Santa Vitória do Palmar, related to the provision for reimbursement to the electricity purchasing distributors, as the generation was lower than the contracted; (iv) increase of R$ 24 million in subsidiary Eletrosul, mainly due to non-recurring loans in 2Q18, which did not occur in 2Q19; and (iv) R$ 47 million intercompany elimination adjustments

Depreciation and amortization	-445	-418	6.4	Does not present relevant variation.
Operating Provisions / Reversals	-1,506	785	-292

The variation is mainly explained by: (i) Provision for contingencies in the amount of R$ 329 million, (ii) Provision for declared expiry of some Chesf transmission contracts in the amount of R$ 387 million, but with net effect of 207 million due to the reversal of onerous contract related to these expired investments in R$ 180 million; and (iii) Aneel CCC provision in the amount of R$ 921 million, related to CCC credits assigned by Amazonas Energia to Eletrobras, in the privatization process, but not yet recognized by Aneel; (iii) non-recurring effect in 2Q18 of the reversal of the Pará rate provision, which did not occur in 2Q19. The main operating provisions are detailed below (see Note 37).

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OPERATING EXPENSES TOTAL	-4,265	-1,667	156	The variation was mainly due to the factors explained above.
Consensual Dismissal Plan (PAE/PDC)	-3	24	-111
Independent Research / Consulting / Inepar/ Accounting Adjustment	178	15	1,120
Contingencies	329	544	-40
PCLD RGR	119	3	3,377
Onerous Contracts	-248	-216	15
Provision / (Reversal) for Investment Losses	-27	9	-405
Long-Term Asset Impairment	0	210	-100
Concession lapse	387	0	-
ANEEL Provision - CCC	921	0	-
Adjustment to Market Value	0	0	-100
TFRH	0	-1,334	-100
Recurring Operating Expenses	-2,610	-2,413	8.1	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	2Q19	2Q18%		Variation
Shareholdings	102	230	-55.7	The variation was mainly due to the worsening of SPEs results, especially Norte Energia.
(-) Gain Dist / Disposal SPEs	0	0	-
Shareholdings Management	102	230	-55.7

Financial Result

RESULTADO FINANCEIRO	2Q19	2Q18%		Variation
Interest Income and Financial Income	479	443	8.2	The variation was mainly due to the increase in profitability on financial investments due to the variation of the CDI in 2Q19 against the CDI in the same period of 2018.
Net Monetary Update	-1	118	-101

The variation was mainly due to: (i) In Holding, the reduction in the monetary restatement due to the higher balance of liabilities after the incorporation of the distributors' debt; (ii) In subsidiary Furnas, in 2Q18 there was an adjustment by SELIC of the AFAC registered in Madeira Energia, of approximately R $ 14 million, which did not occur in the same period in 2019; (iii) in Amazonas GT, monetary restatement expense of 53 million related to upgrades of El Pasoe lawsuits increase in escrow deposits.

Net Foreign Exchange Variation	-3	-74	-96

The variation is mainly due to (i) the subsidiary Eletronuclear, gains from the devaluation of the dollar and euro currencies in outstanding commitments (approximately € 32.7 million and USD 5.1 million) from the Angra materials and services provider 3 (AREVA / FRAMATOME). There was a devaluation of approximately 1.7% in the Euro and Dollar currencies against the Real in 2Q19, (ii) in subsidiary Eletronorte due to the exchange rate variation resulting from the agreement with Corpoelec; (iii) in subsidiary Eletrosul, a new US dollar financing agreement, the proceeds of which were obtained in the last quarter of 2018, in the amount of US$ 73.0 million (R$ 282 million).

Debt Charges	-1,109	-570	94.4

The variation was mainly due to debt charges of the Distribution companies, which were available for sale in 2Q19, and were transferred to Eletrobras in the privatization process in R$ 176 million; (ii) unfunded debt charges on Eletronuclear's property, plant and equipment of 283 million, because the work has not yet been resumed.

Adjustment to Net Fair Value	-83	-81	2	Does not present relevant variation.
Interest Income and Financial Income	1,694	-1,629	-204

The variation was mainly due to the RBSE Fair Value Measurement (IFRS 9), with a positive record of R$ 1,658 million in 2Q19 against a negative record of R $ 1,561 in 2Q18, influenced by the reduction of the discount rate (NTN-B) from 5.72% to 3.09%.

Other financial results	-566	-91	525	The variation was mainly due to the recomposition of RGR's liabilities related to transfers to CCEE with negative net effect in the amount of R$ 330 million.
TOTAL FINANCIAL INCOME	412	-1,884	-121.9	The variation was mainly due to the factors explained above.
(-) Agreement Eletropaulo	0	0	0.0
(-)Monetary adjustment of compulsory loans	123	135	-8.9
RECURRING FINANCIAL RESULT	535	-1,749	-130.6	The variation was mainly due to the factors explained above.

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Income Tax and Social Contribution (CSLL)

Income Tax and Social Contribution	2Q19	2Q18%		Variation
Income Tax and social contribution	-1,016	-781	30.1	The variation was mainly due to: remeasurement of the deferred income tax liability related to RBSE in the amount of R$ 533 million in Furnas.

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Income Statement Variations (1H19 x 1H18)

1H19 Results recorded a variation of 272% compared to 1H18, with net income of R$ 6,908 million in 1H19, compared to net income of R$ 1,856 million in 1H18, in particular due to the following factors: .

Operating income

Generation Revenue	1H19	1H18%		Variation
Supply of energy for distribution companies	7,365	5,761	27.8

The variation was mainly due to: (i) revenues from independent producers PIES and four gas-fired power plants that were received from Amazonas Distribuidora following the decertification in December 2018 and the start of supply of CCEAR by Amazonas GT.

Supply of energy for final consumers	1,132	1,091	3.8

The variation was mainly due to the following reasons: (i) in subsidiary Furnas, due to the 3.73% readjustment of existing contracts as provided for in Law 13,182 / 2015 and increase of R$ 24 million in revenue from new contracts entered into in force due to auctions held in compliance with said law; in subsidiary Chesf, readjustment of contracts with industrial consumers served by Sobradinho HPP.

CCEE (short term)	645	649	-0.6	The variation is mainly due to the decrease in the price of energy settled at CCEE, partially offset by the increase in the amount of energy sold.
Operating and Maintenance Revenue - Renewable Power Plants by Law 12,783	1,684	1,075	56.7

The variation is mainly due to the following reasons: (i) Annual update disclosed through ANEEL Homologation Resolution 2421; (ii) Revision of the GAGs calculation methodology for the 2018-2019 cycle, with increase in the total GAG value with GAG recognition improvement of around R$ 250 million / quarter;

Construction Revenue	13	16	-19.7	The reduction reflects the lower level of investment made in 2019. It has an equivalent value in construction expenses and therefore has no effect on income.
Transfer Itaipu (see II.3.a)	104	184	-43.7

The variation was mainly due to the variation in the tariff applied to the monetary restatement calculated based on the American Commercial Price and Industrial goods price indices, and also due to the recognition of the interministerial decree that determines the revenue of Itaipu.

TOTAL GENERATION REVENUES	10,943	8,776	24.7	The variation was mainly due to the factors explained above.
(-) Construction/Proinfa	-13	-16	-19.7
GENERATION REVENUES MANAGERIAL	10,930	8,759	24.8	The variation was mainly due to the factors explained above.

Transmission Revenues	1H19	1H18%		Variation
Revenue from Operation and Maintenance (LT Renovated Law 12.783 / 2013)	1,681	1,699	-1.1

The variation is mainly due to the following reason: (i) In subsidiary Eletronorte, the decrease in revenue from renewed revenue was mainly due to the reduction in the homologated revenue of the 2018/2019 cycle in relation to the 2017/2018 cycle, considering the receipt of amounts according to Ordinance MME 120/2016; (ii) in the subsidiary Eletrosul, (a) The anticipated apportionment, which measures the system's deficit and surplus, posted a negative result in 2019 (-R$ 1.0 million), in contrast to the same period surplus. (b) the calculation adjustment portion for the 2017/2018 cycle was calculated with the total discount of R$ 26.2 million, while for the 2018/2019 cycle the discount of R$ 60.6 million; (c) On the other hand, there was an increase of R$ 18.7 million due to the readjustment by the IPCA, entry into operation of new transmission authorizations linked to concession agreement 001/2015, whose revenues are measured in accordance with IFRS 15 (CPC 47).

O & M Revenue	372	345	8.0

The variation is mainly due to the following reasons: (i) Increase in revenues due to the start-up of reinforcements and improvements; (ii) increase in RAP installments due to the IPCA adjustment; and (iii) In subsidiary Eletrosul, consolidation, as of September 2018, of SPE TSBE, implying a R$ 27.6 million increase in revenues.

Construction Revenue	236	453	-47.9	The variation is mainly due to the following reasons: (i) in 2019 there is a lower volume of investments compared to the previous year;
Finance - Return on Investment - RBSE	1,897	2,459	-22.9

Remuneration of the financial assets of the Existing System Basic Network (RBSE) referring to renewed transmission lines pursuant to Law 12,783 / 2013, and the decrease in remuneration between periods is due to the beginning of monthly amortization of assets, which began in August of 1H17.

Return Rate Updates	405	373	8.4	The variation is mainly due to the consolidation, as of September 2018, of SPE TSBE. After business combination, it was controlled. The consolidated amount related to the SPE is R$ 34.7 million.
TOTAL TRANSMISSION REVENUE	4,590	5,329	-13.9	The variation was mainly due to the factors explained above.

TRANSMISSION MANAGERIAL REVENUE	4,590	5,329	-13.9	The variation was mainly due to the factors explained above.

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Other Revenues	1H19	1H18%		Variation
Other Revenues	442	223	97.9

(i) Recognition of R $ 92 million of funds earmarked for the financing of Procel PAR / 2018's Funding Plan, which refer to the period from May 2017 to April 2018, as authorized by ANEEL Order 3183/19 (ii) gain of R$ 29 million from the sale of SPEs Transleste, Transudeste and Transirapé; (iii) registration of gain on disposal of SPEs of R$ 35.2 million, inherent to the Etau and Uirapuru SPEs; (iv) In subsidiary Eletrosul, recognition in 2Q19 of revenue from studies and technical reports prior to auctions.

(-) Procel Retroactive	-156	0	-
OTHER REVENUE PRÓ FORM	286	223	28.0

Operating Costs and Expenses

OPERATIONAL COSTS	1H19	1H18%		Variation
Energy purchased for resale	-901	-701	28.4	The variation was mainly due to: (i) In subsidiary Amazonas GT, purchase of energy from independent producers PIES in 2Q19 and treated, for IFRS purposes, as Leasing (PIES);
Charges on the use of electricity	-785	-866	-9.4	The variation is mainly due to the recording of retroactive CUSD in 2Q18 by subsidiary Eletronuclear in the amount of R$ 99 million.
Fuel for cars of electricity	-911	-406	124.2	The variation is mainly due to the higher gas consumption by Amazonas GT, relative to Mauá 3 and 4 other gas plants and by independent producers PIES.
Construction	-267	-485	-44.9	The variation is mainly due to the lower level of investments.
OPERATING COSTS	-2,864	-2,459	16.5	Variation was mainly due to the factors explained above.
(-) Retroactive Enuclear Enel	0	99	-100.0
(-)Construction of Generation Projects	13	16	-19.7
OPERATING COSTS MANAGEMENT	-2,851	-2,343	21.7	Variation was mainly due to the factors explained above.

OPERATING EXPENSES	1H19	1H18%		Variation
Personel	-2,482	-2,739	-9.4	The variation was mainly due to the cost reduction policy established by the Company, with PAE, PDC, hazardous work and overtime, which even offset the 1.69% readjustment of ACT 2019/2019.
Material	-101	-121	-16.9

The variation is mainly due to the following factors: (i) Company cost reduction policy; (ii) In subsidiary Eletronuclear, the hydrodynamic seals of all reactor refrigeration pumps were replaced, with a cost of R$ 14 million in 1Q18, with no equivalent cost during the Angra 2 maintenance shutdown in 2019; and (iii) In subsidiary CGTEE, Candiota III's stoppage from January to March / 2019, to overhaul the unit.

Services	-1,101	-969	13.5

The variation was mainly due to: (i) increase of services by subsidiary Chesf in surveillance services, contractors and contracted labor in the amount of R$ 43 million; (ii) At Holding, an increase of R$ 77 million in expenses related to services and consulting; (iii) CGTEE, for the increase in consulting and services for overhaul.

Others	-677	-463	46.0

In subsidiary Amazonas GT, reclassification of credits related to the difference between the provisional gas contract price and the ANP tariff, previously recorded under “Other operating expenses - Recovery of Expenses” to a fuel reduction account. and (ii) in subsidiary Furnas, R$ 60 million related to the INEPAR lawsuit;

Depreciation and amortization	-873	-835	4.5	Does not present relevant variation.
Operating Provisions / Reversals	-2,029	198	-1.124

The variation is mainly explained by: (i) Contingency Provision in the amount of R$ 622 million, influenced by the provisions related to the compulsory loan (R$ 180 million) and (ii) Aneel CCC Provision in the amount of R$ 986 million related to credits assigned by the privatized distributors to Eletrobras. The main operating provisions are detailed below (see Note 37).

OPERATING EXPENSES TOTAL	-7,262	-4,930	47.3	The variation was mainly due to the factors explained above.
Consensual Dismissal Plan (PAE/PDC)	167	296	-43,7
Independent Research / Consulting / Inepar	167	30	448,9
Contingencies	622	843	-26,2
PCLD RGR	162	4	4.335,1
Onerous Contracts	-342	-455	-24,9
Provision / (Reversal) for Losses on Investments	-62	16	-482,4
Long-Term Asset Impairment	0	413	-100,0
Concession lapse	387	0	0
ANEEL Provision - CCC	986	0	0
Adjustment to Market Value	0,0	-0,3	-100,0
TFRH	0	-1.184	-100,0
Operating Expenses Managerial	-5,175	-4,967	4,2	The variation was mainly due to the factors explained above.

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Shareholdings

Shareholdings	1H19	1H18%		Variation
Shareholdings	445	635	-29.9	The variation was mainly due to the worsening of SPEs results, especially Norte Energia.
(-) Gain Dist / Disposal SPEs	-183
Shareholdings Management	262	635	-58.8

Financial Result

RESULTADO FINANCEIRO	1H19	1H18%		Variation
Interest Income and Financial Income	850	2,072	-58.9	The variation was mainly due to the 2Q18 agreement with Eletropaulo in the amount of 1,064 million.
Net Monetary Update	94	18	420

The variation was mainly due to: (i) Monetary restatement of CCC credits in the amount of R$ 87 million; (ii) In subsidiary Chesf, movement of judicial deposits, with the consequent recording of monetary restatement; (iii) in subsidiary Eletronorte, settlement of debts with CEF in the amount of R$ 80 million.

Net Foreign Exchange Variation	60	-115	152

The variation is mainly due to (i) the subsidiary Eletronuclear, gains from the devaluation of the dollar and euro currencies in outstanding commitments (approximately € 32.7 million and USD 5.1 million) from the Angra materials and services provider. 3 (AREVA / FRAMATOME). There was a devaluation of the Euro and Dollar currencies against the Real by approximately; (ii) the subsidiary Eletronorte resulting from exchange variation resulting from the agreement with Corpoelec; (iii) in subsidiary Eletrosul, gain from the exchange variation of the Euro financing agreement.

Debt Charges	-1,802	-1,199	-50.3

The variation was mainly due to: consent fee paid to bondholders by the holding company regarding the provision of guarantees to Petrobras arising from the assumption of debt by distributors and the increase in the debt balance of Amazonas GT; (ii) at Eletronuclear, Angra 3 interest capitalization reversal of 283 million (confirm if it enters this line).

Interest Income and Financial Income	-147	-141	-4	Does not present relevant variation.
Fair Value Adjustment	1,781	-1,367	230	The variation was mainly due to the fair value measurement of Transmission Contract Assets (IFRS 9) influenced by the discount rate variation (NTN-B).
Other financial results	-746	-128	-485	The variation was mainly due to the recomposition of RGR's liabilities related to transfers to CCEE with negative net effect in the amount of R$ 330 million.
TOTAL FINANCIAL INCOME	89	-860	-110.4	The variation was mainly due to the factors explained above.
(-) Agreement Eletropaulo	0	-1,064	-100.0
(-)Monetary adjustment of compulsory loans	251	260	-3.3
MANAGEMENT FINANCIAL RESULT	341	-1,665	-120.5	The variation was mainly due to the factors explained above.

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Income Tax and Social Contribution (CSLL)

Income Tax and Social Contribution	1H19	1H18%		Variation
Income Tax and social contribution	-1,632	-1,536	6	The variation is mainly due to (i) the collection of income tax on the amounts of the agreement with Eletropaulo in 2Q18; (ii) Furnas deferred income tax adjustment in 2Q19.

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I.2 Sale of Energy

I.2.1  Energy Sold in 1H19  - Generators – TWh

In terms of the evolution of the energy market, Eletrobras Companies sold 66.5 TWh of electricity in 1H19, compared to 67.3 TWh traded in the same period of the previous year, which represents a 1.2% reduction.

(1) Power plants renewed by Law 12,783 / 13 - quotas

(2) Operating plants: ACR and ACL sales

(3) The Company acts as an agent for the sale of electricity from Itaipu. The sold energy revenues presented above are not part of Eletrobras' sales revenues mentioned in the Financial Statements

I.3 Impairments and Onerous Contracts

Contratos Onerosos	BALANCE ON 12/31/2018	BALANCE ON 06/30/2019	Movimentation
			1H19
Generation
Santa cruz	160	-	160
Funil	249	247	2
Coaracy Nunes	102	102	0
LT Camaçari IV - Sapeaçu (a)	124	-	124
Outros	90	35	56
TOTAL	725	383	342

Negative signs mean provisions and positive reversals.

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I.4 Consolidated EBITDA

EBITDA	1H19	1H18	(%)
Net Income (Loss) for the Year	6,908	1,856	272%
Net Loss from Taxes on Discontinued Operations	5,037	-991	-608%
Result for the Year	1,871	2,846	-34%
+ Provision for Income Tax and Social Contribution	1,632	1,536	6%
+ Financial Result	-89	860	-110%
+ Amortization and Depreciation	873	835	5%
= EBITDA	4,287	6,078	-29%
Adjustment
(-) Effect on Disposal of Equity Holdings	-183	0	-
(-) Procel Retroactive / Nuclear Retroactive Cusd	-92	99	-193%
(-) Retirement Plan. Extraordinary (PAE) / Consentual Dismissal Plan (PDC)	167	296	-44%
(-) Independent Research / Consulting / Inepar	167	30	449%
(-) Earnings from Selling SPEs	-64	0	-
(-) Contingencies	622	843	-26%
(-) PCLD RGR – CCEE transfer	162	4	-29%
(-) Onerous contracts	-342	-455	-25%
(-) Provision / (Reversal) for Losses on Investments	-62	16	-482%
(-) Impairment	0	413	-100%
(-) Concession Expiry	387	0	-
(-)Provision ANEEL CCC	986	0	-
(-) Adjustment to market value	0,0	-0,3	-100%
(-) Water resources inspection fee (TRFH)	0	-1.184	-100%
= Recurring EBITDA [1]	6.034	6.140	-2%

1-    In 2Q19, the Company considered in its recurring EBITDA the revenue from RBSE in order to maintain a protocol similar to the debenture covenants to be issued.

Consolidated Result by Segment of Continuing Operations

		06/30/19
DRE by Segment	Administration	Generation		Transmission		Elimination	Total
		Operating System	O & M Regime	Operating System	Regime de O&M
Net operating revenue	51	3,752	712	(371)	2,576	(76)	6,643
Operating Costs and Expenses	(1,381)	(2,451)	(602)	(568)	(914)	76	(5,840)
Operating Income Before Financial Result	(1,330)	1,301	110	(939)	1,662	-	803
Financial Result	(652)	(378)	(16)	(63)	1,622	-	514
Results of equity investments	-	-	-	-	-	-	-
Effect on Disposal of Equity Holdings	132	(260)	(141)	161	(908)	-	(1,016)
Income tax and social contribution	(1,850)	663	(47)	(841)	2,376	-	301
Net Income (loss) for the period	51	3,752	712	(371)	2,576	(76)	6,643

		06/30/18
DRE by Segment	Administratio	Geração		Transmissão		Elimination	Total
		O & M Regime	Regime de O&M	O & M Regime	Regime de O&M
Net operating revenue	97	7,853	1,417	609	3,602	(484)	13,095
Operating Costs and Expenses	(2,174)	(4,794)	(1,155)	(479)	(2,007)	484	(10,126)
Operating Income Before Financial Result	(2,077)	3,059	262	130	1,595	-	2,969
Financial Result	(518)	(760)	(46)	(114)	1,527	-	89
Results of equity investments	262	-	-	-	-	-	262
Effect on Disposal of Equity Holdings	183	-	-	-	-	-	183
Income tax and social contribution	(26)	(631)	(203)	(99)	(673)	-	(1,632)
Net Income (loss) for the period	(2,175)	1,668	12	(83)	2,449	-	1,871

Adjustments made to recurring EBITDA refer to non-recurring events or events that are expected to be dealt with under the PDNG 2019-2022, therefore, they are expected not to affect the Company's future cash flow. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer electricity use, competitive conditions, payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the United States Securities and Exchange Commission, which may change these estimates and expectations of management. Accordingly, future results of operations and initiatives of the Companies may differ from current expectations and the investor should not rely solely on the information contained herein.

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I.5 Net debt

Net Debt	06/30/2019
GROSS DEBT (1) – R$ million	55,482
(-) Trandfer RGR to CCEE (1)	1,587
Managerial gross debt	53,895
(-) (Cash and Cash Equivalents + Securities)	14,183
(-) Financing Receivable (discounted RGR Transfer)	14,241
(-) Net balance of Itaipu Financial Asset	1,942
Managerial Net Debt	23,528

1 See Notes 9.1 and 19.

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Analysis of the Results of the Parent Company

In 2Q19, Eletrobras Holding posted net income of R$ 5,565 million, an increase of 307% compared to net income of R$ 1,366 in 2Q18.

In 1H19, Eletrobras Holding posted net income of R$ 6,962 million, an increase of 282% compared to net income of R$ 1,824 million in 1H18.

This 1H19 result was decisively influenced by: (i) Discontinued operations (distribution), in the amount of R$ 5,037 million, (ii) Equity Income, of R$ 3,755 million, mainly influenced by the results of subsidiaries; partially offset by (iii) Provision ANEEL - CCC, in the amount of (R$ 986 million), related to credits granted by Amazonas Energia Distribuidora to Eletrobras, but not recognized by Aneel (iv) Short-term liabilities in subsidiaries in the amount of R$ 111 million, mainly impacted by subsidiary CGTEE (R$ 341 million), partially offset by Amazonas GT (R$ 230 million). The chart below shows a comparison of Eletrobras holding's results for 1H18 and 1H19.

Evolution of Results - R$ million

1H19
3,755
104
472
296
12
75
111
1,237
331
5,037
16
6,962
1H18
2,400
184
1,515
204
81
376
153
139
306
993
594
1,824
Shareholdings
Transfer Itaipu
Net Financial Revenue
et Monetary Updates
Net Foreign Exchange Updates
Shareholder Share Charges
Provisions for Contingencies
Operating provisions
Others
Income from continuing operations
Taxes
Profit (prejudice)
Financial Result
Operational Provisions

Note: The analysis of the results of each subsidiary is attached.

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II.1 Shareholdings of the Parent Company

In 2Q19, the income from equity interests negatively impacted the Company's income by R$ 1,766 million, mainly due to the equity income of investments in subsidiaries, as shown below:

		R$ million
	Parent Company
	1H19	1H18	2Q19	2Q18
Investments in subsidiaries
Equity	3,431	2,988	1,538	1,742

Investments in associates
Equity	325	439	229	206

Total	3,755	3,427	1,766	1,948

II.2  Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

FINANCIAL RESULT OF ITAIPU
	1T19	2T19	2019
Sale of Energy Contract Itaipu + CCEE	2,955	3,269	6,225
Revenue originating from the Right of Reimbursement (1)	195	118	313
Others	37	35	72
Total Revenue	3,187	3,422	6,609

Purchase of Energy Contract Itaipu + CCEE	-2,763	-3,633	-6,396
Expenses Originating from the Compensation Obligation (2)	-136	-82	-218
Itaipu repayment	-46	479	433
Others	-189	-136	-325
Total Expenses	-3,134	-3,372	-6,506

Net operating revenue - Transfer of Itaipu	54	50	104

ITAIPU RESULTS (Price indexes)
	1Q19	2Q19	2019
Revenue originating from the Right of Reimbursement (1)	195	118	313
+ Foreign Exchange Result	26	-79	-53
Result from the Right of Reimbursement (RD)	221	39	260
Expenses Originating from the Compensation Obligation (2)	136	82	218
+ Foreign exchange result	18	-55	-37
Resultado originário das Obrigações de ressarcimento (RO)	154	27	181
Balance: RD – RO	67	12	79

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a.1

(see explanatory note 17.1.1 of the Financial Statements of 2Q19)

Pursuant to Law 11,480 / 2007, the adjustment factor of the financing agreements entered into with Itaipu Binacional and the assignment of credit agreements signed with the National Treasury as of 2007 was removed, and the Company is assured the full maintenance of its financing. receipt flow.

As a result, Decree 6,265 of November 22, 2007 was issued, regulating the commercialization of electricity from Itaipu Binacional, defining the differential to be applied to the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to annual adjustment factor taken from the financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of funds, originally established.

Thus, from 2008 onwards, the power transfer rate from Itaipu Binacional was included in the tariff deriving from the removal of the annual readjustment factor, whose values are defined annually through the interministerial ordinance of the Ministries of Finance and Mines and energy. The balance resulting from the adjustment factor of Itaipu Binacional, included in the item Financial Assets, presented in Non-Current Assets, amounts to R$ 4,813,191 at June 30, 2019, equivalent to US$ 1,255,986 (R$ 4,553,380 December 31, 2018, equivalent to U$ 1,175,126). The amount of R$ 4,067,894, equivalent to US$ 1,062,504, will be transferred to the National Treasury by 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999. These amounts will be realized through their inclusion in the transfer rate to be practiced by 2023.

Thus, given that Itaipu's Financial Assets are a compensation arising from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Assets to be received by Eletrobras is being considered, as a discount, in the calculation of Net Debt.

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II.3  Operational Provisions of Parent Company

In 2Q19, Operating Provisions negatively impacted the Parent Company's results by R$ 961 million, compared to the R$ 192 million provision in 2Q18. This variation is mainly explained by the provision recorded for CCC credits assigned by Amazonas Energia in the privatization process in the amount of R$ 921 million in 2Q19, and there was no provision under this heading in 2Q18.

In 1H19, Operating Provisions negatively impacted the Parent Company's results by R$ 1,312 million, compared to R$ 515 million in 1H18. This variation is mainly explained by the provision recorded for CCC credits assigned by Amazonas Energia in the privatization process in the amount of R$ 986 million in 1H19, there was no provision in this line in 1H18. Below is the table of changes in Operating Provisions:

R$ million
Operational Provisions	Parent company
	1H19	1H18 (Reclassified)	2Q19	2Q18 (Reclassified)
Garanties	+70	-68	+58	-81
Contingencies	-75	-376	+29	-172
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	-236	-12	-59	-6
Short-term liabilities in subsidiaries	-111	-153	-95	-192
Onerous Contracts	0	0	0	0
Losses on Investments	+27	-34	+27	-34
Impairment	0	0	0	0
ANEEL Provision - CCC	-986	0	-921	0
Adjustment to Market Value	0	0	0	0
Pará Fee	0	0	0	0
Others	-0	127	0	293
	-1,312	-515	-961	192

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2018	Equity	Balance o 06/31/2019
CGTEE	3,546	341	3,887
Amazonas GT	338	-230	108
TOTAL PROVISION FOR PASSIVE DISCOVERED	3,884	111	3,995

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II.4   Financial Results of Parent Company

In 2Q19, the Financial Result negatively impacted the Parent Company's results by R$ 398 million compared to R$ 409 million in 2Q18. This variation is mainly explained by the recomposition of RGR liabilities related to transfers to CCEE with negative net effect in the amount of R$ 330 million.

In 1H19, the Financial Result negatively impacted the Parent Company's results by R$ 164 million, a reduction of R$ 1,800 million compared to the 1H18 positive financial result, as shown below:

FINANCIAL RESULT R$ milhões			R$ million
	1H19	1H18	2Q19	2Q18
Financial income
Interest income, commissions and fees	1,070	2,409	481	641
Revenue from short-term investments	146	268	88	164
Moratorium surcharge on electricity	0	4	0	2
Net Monetary updates	296	204	123	176
Net Exchange rate variations	12	81	-16	97
Other financial income	479	72	431	22

Financial Expenses
Debt charges	-1,029	-731	-539	-374
Lease charges	-3	0	-2	0
Charges on shareholders' funds	-119	-116	-60	-58
Other financial expenses	-1,016	-391	-905	-262
	-164	1,800	-398	409

Evolution of the IGP-M and Dollar (%)

The main indexes of financing and onlendings contracts had the following variations in the periods:

	2Q18	2Q19
Dólar	16.01%	-1.66%
IGPM	3.86%	2.19%

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III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

Financing and loans are made with the Company's own resources and external funds raised through international development agencies, financial institutions and the release of securities in the international financial market.

Financing and loans granted in the parent company, with exchange rate update clause, represent about 26% of the total portfolio (30% at December 31, 2018). Already those that predict update based on indices that represent the domestic price level in Brazil reach 74% of the portfolio balance (70% on December 31, 2018).

In addition to the financing mentioned above, until April 30, 2017, Eletrobras was responsible for managing the Global Reversal Reserve (RGR), a sector fund, and was responsible for granting financing through the use of these resources for the implementation of various sector programs. As of May 2017, with the issuance of Law 13,360 / 2016, CCEE assumed this activity. However, there are still financing made before this date, due by third parties, managed by Eletrobras.

Pursuant to Decree 9,022 / 2017, which regulates the aforementioned law, Eletrobras is not the guarantor of these operations taken by third parties, but is responsible for the contractual management of RGR funding agreements entered into up to November 17, 2016, which must be passed on to RGR within five days from the date of actual payment by the debtor agent.

The amounts related to receivables from loans and financing granted by RGR to third parties were segregated from other Eletrobras receivables and have equivalent liabilities (see Note 9.1 and 19).

		06/30/2019
		Parent and Consolidates
Transfer RGR	Charges	Current	Non current
AMAZONAS D	26,824	62,750	22,361
BOA VISTA	6,288	92,317	33,279
CERON	13,007	125,257	139,290
ELMA	10,711	3,143	-
ENERLESTE	1,719	1,424	-
GLOBAL	137,547	44,100	-
CELPA	-	6,795	660,140
CEMIG	-	12,214	12,993
COELCE	-	7,305	10,445
ELEKTRO	84	7,635	8,259
RGE-SUL	47	5,248	3,670
OTHERS	281	59,942	72,006
	196,507	428,133	962,444

Long-term installments of financing and borrowings based on contractually provided cash flows mature in variable installments, as shown below:

							R$ Million
	2020	2021	2022	2023	2024	After 2024	Total
Parent Company	1,250	3,736	6,155	4,417	3,447	2,458	21,463
Consolidadated	1,539	3,657	3,984	1,698	1,207	530	12,614

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Payable Financing and Loans

Debts are guaranteed by the Federal Government and / or Eletrobras, are subject to charges, whose average rate in June 2019 is 6.29% pa. (6.4% pa in 2018), and have the following profile:

	Parent Company				Consolidadated
	06.31.2019		12.31.2018		06.31.2019		12.31.2018
	Balance in R$ Million	%	Balance in R$ Million	%	Balance in R$ Million	%	Balance in R$ Million	%
Foreign currency
USD	11,228	31%	11,285	41%	11,505	23%	11,285	21%
USD with Libor	551	2%	698	3%	913	2%	1,079	2%
EURO	233	1%	245	1%	233	0%	245	0%
IENE	-	0%	-	0%	-	0%	-	0%
Others	-	0%	-	0%	-	0%	-	0%
Subtotal	12,013	34%	12,227	44%	12,652	25%	12,608	23%

Local currency
CDI	6,238	17%	5,092	18%	11,094	22%	10,649	20%
IPCA	-	0%	-	0%	100	0%	190	0%
TJLP	-	0%	-	0%	6,285	13%	6,515	12%
SELIC	12,189	34%	4,513	16%	9,185	18%	13,279	24%
Others	1,031	3%	-	0%	5,592	11%	3,621	7%
Subtotal	19,458	54%	9,605	35%	32,256	65%	34,254	63%

Not indexed	4,251	12%	5,803	21%	5,066	10%	7,511	14%

TOTAL	35,722	100%	27,635	100%	49,974	100%	54,373	100%
								x

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R $ 1,950 Million, as well as in Amazonas and Ceal with RGR, in the amount of R $ 1,370 Million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

The long-term portion of loans and financing matures as scheduled:

R$ Million

	2020	2021	2022	2023	2024	After 2024	Total
Parent Company	3,022	11,346	3,773	2,449	2,322	3,581	26,493
Consolidated	4,490	11,869	5,307	4,603	3,477	9,149	38,894

Ratings

Agency	National Classification/ Perspective	Latest Report
Moody’s BCA	“B1”: / Stable	10/03/2019
Moody’s Senior Unsecured Debt	“Ba3”: / Stable	10/03/2019
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Stable	06/12/2019
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Stable	06/12/2019
Fitch - Senior Unsecured Debt Rating	“BB-”	06/12/2019
S&P LT Local Currency	“brAAA”	04/25/2019
S&P - Senior Unsecured	"BB-"	04/25/2019
S&P LT Foreign Currency	“BB“ / Stable	04/25/2019

*CreditWatch

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Eletrobras Organization Chart

Eletrobras
Eletrobras
Cepel
(100,00%)
Generation and Transmission
Generation
Generation Binacional
Shareholdings
Eletrobras
Eletronorte
(99,48%)
SPE
G 4
T 3
S 2
Σ 9
Eletrobras
Chesf
(99,58%)
SPE
G 20
T 5
S 1
Σ 26
Eletrobras
Furnas
(99,56%)
SPE
G 42
T 14
S 1
Σ 57
Eletrobras
Eletrosul
(99,88%)
SPE
G 8
T 4
Σ 12
Eletrobras
Amazonas GT
(100,00%)
Eletrobras
Eletronuclear
(99,91%)
Eletrobras
CGTEE
(99,99%)
ITAIPU
BINACIONAL
(50,00%)
Eletrobras
Eletropar
(83,71%)
Minoritaries
G, T e D
29 companies
SPC's in Brasil
SPE
G 47
T 5
Σ 52
SPC'S on abroad
Inambari Geração de Energia S.A. – IGESA
(29,40%)
Rouar S.A. – Parque Eólico Artilleros
(50,00%)
Eletrobras Companies
Business Segment
SPC's
Generation 116
Transmission 29
Services 03
Total 148(1)

1. The number of SPEs is taking into consideration the direct and indirect interests in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company, in contrast to the numbers considered in the tables of each company. This total includes 02 SPEs abroad. After selling processes concluded, as from Auction No. 01/2018, INTESA (12/28/2018), the Sento Sé I, II and III complexes (03/28/2019), ETAU (29/04/2013) 2019), Brasnorte, Transirapé, Transleste and Transudeste (05/31/2019) and Uirapuru (06/25/2019). Also disregarded were the West Coast and Marumbi which had the share exchange process completed and 10 Itaguaçu da Bahia SPEs that were merged into the Holding and were written off at the CNPJs. Of the 147 national and international SPEs, 51 are in the process of divestment; 10 SPEs in process of sale from Auction No. 01/2018; 41 SPEs being sold by 2020. 14 SPEs are to be merged and 25 SPEs terminated. In July, occurred the transfer of the equity interest of Eletronorte Transmissora de Energia S.A. Eletrobras currently has a stake in 147 SPEs.

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Investiments

NATURE OF INVESTMENTS
	Budgeted 2019		Realized
		1Q19	2Q19	1H19 (%)
Generation	1,248.6	38.1	47.5	85.6	6.9%
Transmission	1,411.3	113.1	150.4	263.4	18.7%
Distribution	836.6	166.2	121.2	287.4	34.3%
Maintenance – Generation	735.2	8.5	75.0	83.5	11.4%
Other (Research, Infrastructure and environment)	450.1	29.0	33.1	62.1	13.8%
Total Corporate	4,681.8	354.9	427.1	782.0	16.7%
Financial Investments in SPEs	0.0
Generation	653.9	119.5	150.4	270.0	41.3%
Transmission	369.4	40.1	0.2	40.3	10.9%
Total SPEs	1,023.3	159.7	150.6	310.3	30.3%
Total	5,705.0	514.5	577.8	1.092.3	19.1%

For further details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report.

Share Capital

Structural of Social Capital

In 2Q19, the capital of Eletrobras was composed as follows:

Shareholders	Common		Pref. Classe “A		Pref. Class “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
União Federal	554,395,652	51%	0	0%	892	0%	554,396,544	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
OUTROS	269,729,841	25%	146,920	100%	228,482,218	86%	498,358,979	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Stock Analysis

Actions

	(R$)	(R$)	(pts.)	(pts.)
	ELET3 B3	ELET6 B3	IBOV B3	IEE B3
Price and Volume	(Shares ON)	(Shares PN)	(Index)	(Índex)
Closing Price on 06/31/2018	35.25	36.30	100967	63831
Maximum in the quarter	37.25	38.85	102062	63831
Average in the quarter	33.64	35.14	96054	59248
Minimum in the quarter	30.10	32.14	89993	56073

Change in 2Q19	-3.9%	-4.9%	5.8%	11.1%
Change over the last 12 months	189.2%	165.7%	38.8%	65.5%
Average Daily Trading Volume 2Q19 (millions of shares)	3.452.2	2.063.2	-	-
Average Daily Trading Volume 2Q19 (R$ million)	116.5	72.4	-	-

Net Income per Share in the Quarter (R$)	4.11	4.11	-	-
Net Asset Value per Share (R$)	46.42	46.42	-	-
Price / Profit (P / E) (1)	8.57	8.83	-	-
Price / Stockholders' Equity (B / W) (2)	0.76	0.78	-	-

(1) Closing price of the preferred and common shares at the end of the period / Net Income per share. For the calculation, the accumulated net income of the last 12 months was considered;

(2) Closing price of the preferred and common shares at the end of the period / Asset Value per share at the end of the period.

Evolution of Traded Shares in B3

Source: AE Broadcast

Index number 06/30/2018 = 100 and ex-dividend values.

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

ADR Programs

	(US$)	(US$)
	NYSE	NYSE
Preço e Volume	EBRN	EBRB
Closing Price on 06/31/2018	9.12	9.23
Maximum in the quarter	9.62	9.92
Average in the quarter	8.61	8.95
Minimum in the quarter	7.47	7.90

Change in 2Q19	-2.6%	-4.5%
Change over the last 12 months	184.1%	163.0%
Average Daily Trading Volume 2Q19 (millions of shares)	392.5	28.4
Average Daily Trading Volume 2Q19 (US$ million)	3.4	0.3

Evolution of Traded Shares in ADR

  Source: AE Broadcast

  Index number 06/30/2018 = 100

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Latibex - Madrid Stock Exchange

	(€)	(€)
	LATIBEX	LATIBEX
Price and Volume	XELTO	XELTB
Closing Price on 06/31/2019	7.60	8.40
Maximum in the quarter	8.50	8.40
Average in the quarter	7.54	8.03
Minimum in the quarter	6.80	7.60

Change in 2Q19	-9.5%	1.8%
Change over the last 12 months	177.4%	159.3%
Average Daily Trading Volume 2Q19 (millions of shares)	2.0	1.1
Average Daily Trading Volume 2Q19 (Euro million)	14.9	8.6

Evolution of Foreign Currencies

Index number 06/30/2018 = 100.

Source: Central Bank

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Nº of employees

Parent Company

By time

By region

Working time at company (years)	1Q19	2Q19
Up to 5	21	20
6 to 10	356	330
11 to 15	211	183
16 to 20	58	106
21 to 25	14	12
more than 25	114	96
Total	774	747

State of the Federation
	1Q19	2Q19
Rio de Janeiro	752	726
São Paulo	1	1
Brasília	21	20
Total	774	747

Hired / Outsourced Labor

1Q19	2Q19
0	0

Turnover (Holding)

1Q19	2Q19
2.0%	2.0%

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Direct Partnerships in SPEs - Parent Company

Eletrobras closed the second quarter of 2019 with a total of 54 equity interests in Special Purpose Entities (SPEs). Of this total, Eletrobras already had ownership interest in 4 projects (Norte Energia SA, Mangue Seco 2, IGESA and ROUAR) and still has the participation in another 50 SPEs arising from the donation process in payment between the subsidiaries and the holding company, all of them these were divested through Eletrobras Auction No. 01/2018.

Of the 71 SPEs participating in the Eletrobras Auction No. 01/2018, held on September 27, 2018, 26 companies were sold, of which 5 (five) through a Chesf power of attorney for Eletrobras. Among the 26 companies sold, SPEs INTESA, Pedra Branca SA, Sao Pedro do Lago SA, Sete Gameleira SA, Baraunas I Energetica SA, Mussambê Energetica SA, Morro Branco I Energetica SA, Baraunas II Energetica SA were transferred For the new controller by March 30, 2019, Brasnorte, Transirapé, Transleste and Transudeste, and Uirapuru were transferred until June 30, 2019, and are no longer on the list of SPEs currently present at the Holding.

The mentioned transaction represents one of the stages provided for in PNDG 2019-2023 and was intended to reduce debt through the settlement of its subsidiaries' debts with the Holding Company.

Generation

SPE	Power plant	Total Investiments	Capacity Installed	Physical Warranty	Generated Energy MWh
		R$ milhões	MW	MW Médio	1Q19	2Q19
Norte Energia SA*	UHE	42,342	11,233.10	4,571	12,232,360,76
Eólica Mangue Seco 2	EOL	In operation	26	9.6	10,692,87	13,631,18
Santa Vitória do Palmar Holding S.A. (2)	EOL	In operation	258	110	148,448,28	172,314,74
Chuí Holding S.A. (1)	EOL	In operation	144	59.6	77,749,68	90,009,43
Chuí IX	EOL	In operation	17.9	7.4	11,023,82	12,044,96
Hermenegildo I	EOL	In operation	57.28	24.9	38,253,29	41,346,52
Hermenegildo II	EOL	In operation	57.28	25	33,846,69	38,810,13
Hermenegildo III	EOL	In operation	48.33	21	28,507,34	34,157,37
Rouar S.A.	EOL	In operation	65.1	N/A	33,615,00	42,528,17
Brasventos Eolo	EOL	In operation	58.45	21.86	21,399,50	21,475,00
Rei dos Ventos 3	EOL	In operation	60.12	21	20,449,10	25,361,00
Miassaba 3	EOL	In operation	68.47	22.84	24,717,80	28,015,00
Serra das Vacas Holding (3)	EOL	In operation	90.76	45.6	87,684,30	80,658,71
Chapada do Piauí I Holding (4)	EOL	In operation	205.1	114.3	105,243,05	181,136,48
Chapada do Piauí II Holding (5)	EOL	In operation	172.4	88.7	85,879,43	156,396,80

* 18 generating units in commercial operation totaling 7566.30 MW in commercial operation.

(1) Chuí Holding S.A is the parent company of Chuí S.A Wind SPEs I, II, IV, V, VI, VII.

(2) Santa Vitória do Palmar Holding (SVP), which is the parent company of Geribatu SA I and X wind SPEs, merged with Chuí Holding SA, so that SVP now additionally controls Chuí SA I, II, IV, V wind SPEs, VI, VII.

(3) Serra das Vacas Holding S.A has incorporated the interests of Serra das Vacas S.A.

(4) Chapada do Piauí I Holding S.A has incorporated the interests of Santa Joana Wind Winds SPEs IX, X, XI, XII, XIII, XV and XIV.

(5) Chapada do Piauí II Holding S.A has incorporated the interests of the Santa Joana I, III, IV, V, VII and Santo Augusto IV S.A Wind Winds.

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

SPE	Participation (%)	Location	Start of Operation	End of Operation	Alienated In Auction 09/27/18
Norte Energia S.A	15	PA	abr/16	ago/45	Não
Santa Vitória do Palmar Holding S.A. (2)	78	RS	fev/15	abr/47	No – Lote A
Chuí Holding S.A. (1)	78	RS	mai/15	abr/47	No – Lote A
Chuí IX	99,99	RS	out/15	mai/49	No – Lote B
Hermenegildo I	99,99	RS	nov/15	jun/49	No – Lote B
Hermenegildo II	99,99	RS	dez/15	jun/49	No – Lote B
Hermenegildo III	99,99	RS	dez/15	jun/49	No – Lote B
Brasventos Eolo	49	RN	jul/14 (')	dez/45	Yes – Lote F
Rei dos Ventos 3	49	RN	jul/14 (')	dez/45	Yes – Lote F
Miassaba 3	49	RN	jul/14 (')	ago/45	Yes – Lote F
Rouar S.A	50	Uruguai -Departamento de Colônia	Abri/15	Out/33	No
Serra das Vacas Holding (3)	49	PE	dez/15	jun/49	Yes – Lote C
Chapada do Piauí I Holding (4)	49	PI	jul/15	mai/49	No – Lote D
Chapada do Piauí II Holding (5)	49	PI	(6)	mai/49	No – Lote D
Mangue Seco 2	49	RN	set/11	jun/32	No – Lote G

(1) Chuí Holding S.A is the parent company of Chuí S.A Wind SPEs I, II, IV, V, VI, VII.

(2) Santa Vitória do Palmar Holding (SVP), which is the parent company of Geribatu SA I and X wind SPEs, merged with Chuí Holding SA, so that SVP now additionally controls Chuí SA I, II, IV, V wind SPEs, VI, VII.

(3) Serra das Vacas Holding S.A has incorporated the interests of Serra das Vacas S.A.

(4) Chapada do Piauí I Holding S.A has incorporated the interests of Santa Joana Wind Winds SPEs IX, X, XI, XII, XIII, XV and XIV.

(5) Chapada do Piauí II Holding S.A has incorporated the interests of the Santa Joana I, III, IV, V, VII and Santo Augusto IV S.A Wind Winds.

(6) The Santa Joana I, IV, V and VII mills started in Jan / 16, Santo Augusto IV in Feb / 16 and Santa Joana III in Mar / 16.

Transmission

Development	Object	Participation (%)	Investiments	Extension of lines (km)	Voltage	Start of	End
	(From to)		(R$ Million)		(kV)	Concession	of Concession

AETE	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49	In operation	193	230	ago/05	fev/34
ETAU	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	27.42	In operation	188	230	jul/05	dez/32
TME	LT Jauru / Cuiabá, em 230 kV, (MT)	49	In operation	348	500	nov/11	nov/39
Centroeste de Minas	Furnas – Pimenta II	49	In operation	62.7	345	mar/10	mar/35
Luziânia-Niquelândia	SE Luziânia	49	In operation	-	-	jun/14	mai/42
	SE Niquelândia					ago/15	mai/42
MTE	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	49.5	In operation	559	500	mar/13	out/38

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Development	Object	Total of	Capacity Installed (MVA)	Location o		End of Concession	Alienated In Auction 09/27/18
		Investiments			Start of Operation
		(R$ Million)
AETE	SE Seccionadora Cuiabá	In operation	-	MT	ago/05	fev/34	Yes – Lote O
ETAU	Lagoa Vermelha 2 230/138kV;	In operation	150	SC	abr/05	dez/32	Yes – Lote N
	Barra Grande 230/138 kV;		-		jul/05
	Santa Marta 230 kV - Entrada de Linha;		-		jul/05
	Ampliação Lagoa Vermelha 2 230/138kV		150		out/16
TME	SE Jauru 500/230 kV	In operation	750	MT	nov/11	nov/39	Yes – Lote K
Centroeste de Minas	-	In operation	-	MG	mar/10	mar/35	Yes – Lote P
Luziânia-Niquelândia	SE Luziânia	In operation	450	GO	jun/14	mai/42	No – Lote Q
	SE Niquelândia		30		ago/15	mai/42
MTE	SE Silves (ex-Itacoatiara)	In operation	150	AM/PA	mar/13	out/38	No – Lote R
	SE Lechuga (ex-Cariri)		1800

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Balance Sheet

R$ mil

Asset	Parent Company		Consolidated
	06.30.2019	12.31.18	06.30.2019	12.31.18
Current
Cash and cash equivalents	3,972,810	47,400	4,368,757	583,352
Restricted cash	2,458,728	1,560,088	2,458,728	1,560,088
Marketable securities	6,799,406	4,034,242	9,814,155	6,408,104
Customers	347,570	379,649	5,067,555	4,079,221
Financial assets - Concessions and Itaipu	0	0	5,323,793	6,013,891
Loans and financing	7,026,044	8,257,761	3,214,144	3,903,084
Asset contractual transmission	0	0	1,259,960	1,302,959
Equity Pay	1,536,873	2,474,558	202,483	219,895
Taxes to recover	383,159	488,591	952,145	1,216,261
Income tax and social contribution	336,295	817,417	1,974,827	2,420,165
Reimbursement rights	0	0	28,647	454,139
Warehouse	398	274	385,330	380,292
Nuclear fuel stock	0	0	510,638	510,638
Derivative financial instruments	651	2,195	164,122	182,760
Hydrological risk	0	0	52,675	81,301
Assets held for sale	1,791,781	5,282,624	3,806,098	15,424,359
Credits with subsidiaries - CCD	0	2,406,622	0	0
Other	1,739,031	1,296,560	2,453,543	2,104,904
TOTAL CURRENT ASSETS	26,392,746	27,047,981	42,037,600	46,845,413

NON CURRENT
LONG-TERM
Reimbursement rights	5,968,076	3,234,542	6,000,789	5,802,172
Loans and financing	21,463,122	20,518,018	12,614,254	9,971,857
Customers	0	0	8,063	8,413
Marketable securities	302,232	293,509	333,854	293,833
Nuclear fuel stock	0	0	749,719	828,410
Taxes to recover	0	0	467,654	265,805
Current Income Tax and Social Contribution	0	0	0	0
Deferred income and social contribution taxes	0	0	529,401	553,409
Escrow deposits	3,536,787	3,307,301	6,143,278	5,788,905
Fuel Consumption Account - CCC	0	0	13,067,000	13,268,837
Financial assets - Concessions and Itaipu	2,521,241	2,603,118	35,400,709	34,100,453
Derivative financial instruments	0	0	179,516	188,262
Advances for future capital increase	1,422,129	1,140,732	183,494	459,563
Hydrological risk	0	0	208,552	227,083
Other	2,472,720	2,368,142	2,411,880	1,604,403
	37,686,307	33,465,362	78,298,163	73,361,405
INVESTMENTS	74,557,192	71,871,802	28,445,989	27,983,348
Fixed assets net	262,594	198,711	32,488,848	32,370,392
INTANGIBLE	13,436	13,386	629,840	649,650
TOTAL NON-CURRENT ASSETS	112,519,529	105,549,261	139,862,840	134,364,795
TOTAL ASSETS	138,912,275	132,597,242	181,900,440	181,210,208

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

 R$ mil

Liabilities and Equity	Parent Company		Consolidated
	06.30.2019	12.31.18	06.30.2019	12.31.18
CURRENT
Loans and financing	9,229,546	7,031,515	11,080,247	12,066,912
Debentures	39,630	0	81,593	36,073
Compulsory loan	14,778	15,659	14,778	15,659
Suppliers	680,916	569,218	2,921,077	3,360,550
Advances from customers	670,464	357,275	739,895	421,002
Taxes payable	253,296	166,523	1,642,413	1,277,051
Income tax and social contribution	16,092	917,734	2,308,312	2,953,072
Onerous contracts	0	0	3,914	9,436
Remuneration to shareholders	1,293,562	1,257,502	1,298,832	1,305,633
Financial liabilities - Concessions and Itaipu	745,957	799,401	0	0
Estimated liabilities	99,736	134,474	1,497,287	1,366,376
Reimbursement Obligations	1,842,639	1,250,619	1,842,639	1,250,619
Post-employment benefits	14,550	29,336	159,822	164,160
Provisions for contingencies	786,255	850,828	865,628	931,364
Regulatory charges	0	0	624,722	653,017
Lease	7,475	0	231,367	152,122
Accounts payable with subsidiaries	0	2,866,810	0	0
Derivative financial instruments	880	928	920	962
Liabilities associated with assets held for sale	0	11,127,717	1,715,806	10,294,967
Others	64,155	96,496	1,465,958	264,996
TOTAL CURRENT LIABILITIES	15,759,931	27,472,035	28,495,210	36,523,971

NON-CURRENT
Loans and financing	26,492,873	20,603,333	38,893,728	42,305,886
Suppliers	0	0	16,578	16,555
Debentures	5,000,481	0	5,426,024	432,155
Advances from customers	0	0	407,096	448,881
Compulsory loan	469,133	477,459	469,133	477,459
Obligation for asset retirement	0	0	2,695,805	2,620,128
Fuel Consumption Account - CCC	0	0	0	0
Provisions for contingencies	17,511,275	17,604,730	24,167,818	23,196,295
Post-employment benefits	1,196,286	1,196,286	3,111,043	2,894,949
Provision for unsecured liabilities	3,994,730	3,883,600	0	0
Onerous contracts	0	0	379,564	715,942
indemnification obligations	0	0	0	0
Lease	59,771	0	961,849	823,993
Grants payable - Use of public goods	0	0	65,128	64,144
Advances for future capital increase	3,992,488	3,873,412	3,998,443	3,873,412
Derivative financial instruments	0	0	24,672	25,459
Regulatory charges	0	0	755,702	721,536
Taxes payable	0	0	230,655	248,582
Income tax and social contribution	516,262	432,582	8,503,668	8,315,386
Others	1,605,533	1,510,899	508,216	1,496,527
TOTAL NON-CURRENT LIABILITIES	60,838,832	49,582,301	90,615,122	88,677,289

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	15,887,829	15,887,829	15,887,829	15,887,829
Equity valuation adjustments	0	0	0	0
Profits (losses)	6,670,290	0	6,670,290	0
Accumulated other comprehensive income	-5,417,108	-5,517,424	-5,417,108	-5,517,424
Non-controlling shareholders	0	0	476,596	466,042
TOTAL SHAREHOLDERS' EQUITY	62,313,512	55,542,906	62,790,108	56,008,948
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	138,912,275	132,597,242	181,900,440	181,210,208

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Income Statement

 R$ mil

	Parent Company		Consolidated
	06.30.2019	06.30.18	06.30.2019	06.30.18
NET OPERATING REVENUE	237,567	166,224	13,095,172	11,996,792
Operating costs
Energy purchased for resale	-51,483	-3,661	-900,890	-701,461
Charges upon use of electric network	0	0	-785,328	-866,448
Construction	0	0	-267,060	-484,616
Fuel for electricity production	0	0	-910,907	-406,337
NET OPERATING REVENUE	186,084	162,563	10,230,987	9,537,930
Operating expenses
Personnel, Supllies and Services	-370,248	-323,683	-3,683,487	-3,829,680
Depreciation	-6,723	-2,346	-821,277	-791,360
Amortization	0	0	-51,453	-43,585
Donations and contributions	-58,329	-60,505	-102,880	-85,385
Operating Provisions /Reversals net	-1,311,774	-515,107	-2,029,036	198,160
Investigation Findings	0	0	0	0
Others	-88,919	-50,339	-573,895	-378,094
	-1,835,993	-951,980	-7,262,028	-4,929,944
OPERATING INCOME BEFORE FINANCIAL RESULT	-1,649,909	-789,417	2,968,959	4,607,986
Financial result
Financial income
Income from interest, commissions and fees	1,070,127	2,408,524	540,877	1,714,087
Income from financial investments	146,071	268,236	309,563	357,613
Moratorium on electricity	126	4,385	161,790	115,139
Restatement Assets	576,265	525,358	563,739	381,541
Current foreign currency exchange rate variations	1,003,276	2,849,601	1,087,152	2,762,814
Payment of indemnities - Law 12,783 / 13	0	0	1,781,356	2,976
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	0	163,004
Other financial income	478,801	72,403	611,849	249,798
Financial expenses
Debt charges	-1,028,505	-731,277	-1,802,452	-1,199,188
Lease charges	-3,195	0	-171,937	0
Charges on shareholders' funds	-119,076	-115,672	-147,071	-141,480
Noncurrent Restatement	-280,237	-321,593	-470,219	-363,569
Noncurrent foreign currency exchange rate variations	-991,370	-2,768,239	-1,027,077	-2,877,836
Regulatory liability update	0	0	0	-1,369,919
Losses on derivatives	0	0	-25,059	-383
Other financial expenses	-1,016,430	-391,494	-1,323,139	-655,070
	-164,147	1,800,232	89,372	-860,473
INCOME BEFORE EQUITY	-1,814,056	1,010,815	3,058,331	3,747,513
RESULTS OF EQUITY	3,755,390	2,400,259	262,000	635,260
EFFECT ON DISPOSAL OF CORPORATE PARTICIPATIONS	0	0	183,222	0
OPERATING INCOME BEFORE TAXES	1,941,334	3,411,074	3,503,553	4,382,773
Current Income tax and social contribution	-16,093	-594,361	-1,673,769	-1,588,655
Deferred Income Tax and Social Contribution	0	0	41,364	52,221
NET INCOME/LOSS FOR THE PERIOD	1,925,241	2,816,713	1,871,148	2,846,339
SHARE ATTRIBUTED TO CONTROLLING	1,925,241	2,816,713	1,925,241	2,816,713
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	-54,093	29,626
DISCONTINUED OPERATION
NET LOSS OF OPERATING TAXES DISCONTINUED	5,037,140	-992,530	5,037,140	-990,712
NET INCOME (LOSS) OF THE FINANCIAL YEAR	6,962,381	1,824,183	6,908,288	1,855,627

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Cash Flow Statement

R$ mil

	Controladora		Consolidado
	06.30.2019	06.30.18	06.30.2019	06.30.18
Operating Activities
Income before income tax and social contribution	1,941,334	3,411,074	3,503,553	4,382,773
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	6,723	2,346	872,730	834,945
Net monetary variations	-296,028	-203,765	-93,520	-17,972
Net foreign exchange rate variations	-11,906	-81,362	-60,075	115,022
Financial charges	-97,501	-1,853,683	1,374,438	-514,899
Financial asset revenue	0	0	-404,702	-373,208
Construction Revenue	0	0	-249,218	-469,667
Equivalence equity results	-3,755,390	-2,400,259	-262,000	-635,260
Result on disposal of equity interests	0	0	-183,222	0
RBSE Revenue	0	0	-3,677,877	-1,092,084
Provision (reversal) for short-term liabilities	111,130	152,545	0	0
Provision (reversal) for doubtful accounts	236,498	11,581	337,310	154,333
Provision (reversal) for contingencies	75,156	376,137	621,855	842,654
Provision (reversal) for impairment of assets	0	0	0	413,179
Provision (reversal) for onerous contract	0	0	-341,900	-455,131
Provision (reversal) for losses on investments	-27,252	34,079	-62,286	16,287
TRFH – (Pará rate)	0	0	0	-1,183,583
Provision (reversal) Aneel - CCC	986,382	0	0	0
RGR Charges	59,074	176,436	59,074	176,436
Minority interest in income	0	0	81,957	-29,626
Charges on shareholders' funds	119,076	115,672	147,071	141,479
Financial instruments - derivatives	0	0	25,059	-162,621
Others	-291,084	-418,320	186,344	-555,185
	-2,885,122	-4,088,593	-1,628,962	-2,794,901
(Increases) / decreases in operating assets
Customers	20,440	3,850	-999,623	547,678
Marketable securities	-2,765,164	985,699	-3,437,349	287,346
Reimbursement rights	442,985	0	-759,507	706,719
Warehouse	-124	-37	-5,038	-47,418
Nuclear fuel stock	0	0	78,691	-20,216
Financial assets - Itaipu and public service concessions	28,433	45,671	28,433	45,671
Assets held for sale	3,490,843	0	11,618,261	-6,371,370
Hydrological risk	0	0	47,157	60,483
Credits with subsidiaries - CCD	2,406,622	0	0	0
Others	-1,380,736	-213,051	-1,942,236	2,798,576
	2,243,298	822,131	4,628,788	-1,992,532
Increase / (decrease) in operating liabilities
Suppliers	97,989	454	-453,159	-284,256
Advances from customers	0	0	-36,081	-44,157
Lease	67,246	0	217,101	155,704
Estimated liabilities	-34,738	21,880	-84,043	46,149
indemnification obligations	0	0	0	-133,539
Sectorial charges	0	0	5,871	-8,828
Liabilities associated with assets held for sale	-1,832,382	0	-8,579,161	3,281,298
Accounts payable with subsidiaries	-2,866,810	0	0	0
Other	248,814	158,054	871,064	-2,217,961
	-4,319,881	180,389	-8,058,408	794,410

Payment of financial charges	-576,159	-779,550	-1,551,736	-1,559,066
Payment of RGR charges	-111,938	-100,029	-111,938	-100,029
Financial charges received	0	0	3,589,228	4,407,848
income tax payment and social contribution	986,671	710,527	672,329	334,661
Payment of refinancing of taxes and contributions - principal	-205,568	-120,039	-1,455,976	-913,687
investment compensation received in corporate participations	0	0	-14,997	-35,421
Pension payment	1,813,145	393,599	314,831	475,197
Payment of legal provisions	-14,786	-14,162	-85,741	-149,246
Judicial deposits	-501,460	-436,372	-546,385	-460,125
	-233,393	-58,365	-9,745	-123,644
Net cash provided by (used in) operating activities of continuing operations	-1,863,858	-79,391	-755,158	2,266,238
Net cash provided by (used in) operating activities of discontinued operations	0	0	-421,061	-1,048,859
Net cash provided by (used in) operating activities	-1,863,858	-79,391	-1,176,219	1,217,379

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

Financing activities
Loans and financing	5,000,000	0	5,755,633	495,990
Payment of loans and financing - Main	-2,125,022	-1,523,065	-3,574,750	-3,249,968
Payment of shareholders remuneration	-476	0	-10,368	-6,045
Advanced receivalbe for future capital increase	0	0	0	0
RGR resource for transfer	0	0	0	0
Other	0	0	2,512	10,781
Net cash provided by (used in) financing activities from continuing operations	2,874,502	-1,523,065	2,173,027	-2,749,243
Net cash provided by (used in) financing activities of discontinued operations	0	0	414,724	1,056,242
Net cash provided by (used in) financing activities	2,874,502	-1,523,065	2,587,751	-1,693,001

Investing activities
Lending and financing	-619,724	-211,002	-44,658	0
loans and financing receivables	3,739,200	1,478,547	3,256,667	1,065,168
Acquisition of fixed assets	-153	-3,732	-434,931	-382,008
Acquisition of intangible assets	-53	0	-14,223	-15,164
Acquisition of concession assets
Acquisition / capital investment in equity	-6,860	-140,700	-210,774	-605,619
Advance concession for future capital increase	-197,644	0	-60,282	-5,674
Investment sale in shareholdings	0	363,813	-121,356	363,813
Net cash flow in the acquisition of investees	0	0	0	0
Other	0	0	-2,907	47,526
Net cash provided by (used in) investing activities from continuing operations	2,914,766	1,486,926	2,367,536	468,043
Net cash provided by (used in) investment activities of discontinued operations	0	0	6,337	-17,085
Net cash provided by (used in) investing activities	2,914,766	1,486,926	2,373,873	450,958

Increase (decrease) in cash and cash equivalents	3,925,410	-115,530	3,785,405	-24,665

Cash and cash equivalents at the beginning of the financial year	47,400	161,326	583,352	597,837
Cash and cash equivalents at the end of the financial year	3,972,810	45,796	4,368,757	582,874
Increase (decrease) in cash and cash equivalents	0	0	0	-9,702
	3,925,410	-115,530	3,785,405	-24,665

Disclaimer: Este Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.